EXHIBIT 99.1

Modernization of Rafnes Chlorine Plant

Hydro Polymers, the petrochemical sector of Hydro, is planning a NOK 700 million (EUR 85 million) conversion of its existing diaphragm chlorine plant at Rafnes, Norway, to membrane technology.

The German company Uhde GmbH will have responsibility for the major part of the conversion work, which will start immediately and should be completed during the second half of 2006. When complete the plant will be identical to the new chlorine production facility already under construction at Rafnes, which will also utilize the latest generation membrane electrolysers and is scheduled to come on stream later in 2005.

Together these two projects will increase Hydro Polymers' production capacity significantly, doubling output to 260,000 tonnes of chlorine and 280,000 tonnes of caustic soda.

Anders Hermansson, president of Hydro Polymers, said: "This investment will secure Hydro Polymers' position as a sustainable low cost producer of chlorine and caustic soda and will strengthen the Rafnes plant's strong competitive position in VCM production. The driving force behind the conversion to best available membrane technology is environmental legislation, but in making the conversion there will be significant product and operating benefits."

Membrane technology is more energy efficient and will lead to reduced CO2 emissions, cutting operating costs at the plant. In addition, the caustic produced by the plant will be salt-free, producing a higher quality product for customers.

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Contact   Kristin Brobakke
Telephone   (+47) 22 53 27 44
Cellular   (+47) 91 84 06 81
E-mail   Kristin.Brobakke@hydro.com